Mail Stop 4561

February 20, 2007

John P. Ward, Chairman of the Board
National Datacomputer, Inc.
900 Middlesex Turnpike
Bldg. #5
Billerica, MA 01821

> **Re:** **National Datacomputer, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **File No. 0-15885**
> **Filed: February 13, 2007**

Dear Mr. Ward:

This is to advise you that we have limited our review of the above filing to the matter addressed in the comment below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement filed February 13, 2007

1. Please provide us your analysis as to whether information pursuant to Items 11(e) and 13(a) of Schedule 14A should be included in your proxy statement. Please see Instruction 1 to Item 13.

2.   We note your disclosure of certain analyses undertaken by Shields in their fairness evaluation of the sale of shares to management in the third paragraph of page 27. Please summarize such analyses and the related results that assisted Shields in arriving at their fairness conclusion.

Form 8-K filed January 26, 2007

3.   It appears that agreements relating to the AST transaction and Mr. Stafford's investment should be filed pursuant to Item 9.01 of Form 8-K. Please also advise us whether financial information relating to the audit business sold to AST should be provided. Please see the Instructions to Item 2.01 of Form 8-K for additional guidance.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Jay Ingram at (202) 551-3397 or Daniel Lee at (202) 551-3477 with questions. If you need further assistance, you may contact me at (202) 551-3462.

                                                        Sincerely,

                                                        Barbara C. Jacobs
                                                        Assistant Director

cc: Via Facsimile
        Neil Aronson, Esq.
        Mintz Levin Cohn Ferris Glovsky and Popeo PC
        Facsimile: 617-542-2241